SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                       PIONEER HI-BRED INTERNATIONAL, INC.
                    -----------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $1.00
                    -----------------------------------------------------
                         (Title of Class of Securities)

                                          723686101
                    -----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JEAN W. DOUGLAS
               SSN:  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)
         (b)

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. CITIZEN


NUMBER OF         5.   SOLE VOTING POWER
SHARES                       3,272,700
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          6.   SHARED VOTING POWER
EACH                         540,000
REPORTING         --------------------------------------------------------------
PERSON            7.   SOLE DISPOSITIVE POWER
WITH                         3,272,700
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                             540,000
                  --------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,812,700

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    4.63%

12.      TYPE OF REPORTING PERSON*

               INDIVIDUAL




 *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 Jean W. Douglas
                                SSN: ###-##-####
                         Attachment to 1996 Schedule 13G

Item 1. Issuer (a) - (b). This Schedule 13G relates to securities of Pioneer Hi-Bred International, Inc. (the "Issuer"), 400 Locust Street, Suite 700, Des Moines, Iowa, 50309.

Item 2. Filing Person and Security
(a) - (e). This Schedule 13G is filed by Jean W. Douglas (the "Reporting Person", a United States Citizen whose business address is 725 - 15th St. N.W., Washington, D.C., 20005. This Schedule 13G relates to the beneficial ownership of the Issuer's (CUSIP No. 72368101) Common Stock, par value $1.

Item 3. Filing Status
Not Applicable.

Item 4. Ownership
(a) - (c). As of December 31, 1996, the Reporting Person beneficially owned 4,892,700 shares, or approximately 4.63%, of the Issuer's common stock. Of such shares, the Reporting Person had (i) and (iii) sole power to vote or to direct the vote or to dispose or to direct the disposition of 3,272,700 shares held in her own name, and (ii) and (iv) shares power to vote or to direct the vote and dispose or direct the disposition of 540,000 shares held by the Wallace Genetic Foundation, of which the Reporting Person is a director.

The Reporting Person disclaims beneficial ownership of 366,750 shares of Common Stock held as of December 31, 1996 by the Reporting Person's spouse, W. Leslie Douglas. Reporting Person further disclaims beneficial ownership of 2,295,000 shares held in three trusts of which the Reporting Person is a beneficiary, but over which she holds no power to vote or dispose of said shares.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares held individually by her. The Reporting Person shares the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares held by the Wallace Genetic Foundation.

Item 7. Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8. Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 1997

Signature

Jean W. Douglas